October 25, 2010

Mr. Amit Pande

Accounting Branch Chief

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Killbuck Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Forms 10-Q for the Quarters ended March 31, 2010 and June 30, 2010

File No. 000-24147

Dear Mr. Pande:

On behalf of Killbuck Bancshares, Inc., an Ohio Corporation, please find below Killbuck’s responses to comments of the staff of the Securities and Exchange Commission contained in your letter to the undersigned dated October 15, 2010. For your convenience, we have repeated your comments before our responses.

Form 10-Q for the Quarter Ended June 30, 2010

Notes to Consolidated Financial Statements (Unaudited)

Note 6 – Investment Securities, page 11

1. We note from your response to comment 3 in our letter dated July 6, 2010 that the mutual fund portfolio has been in an unrealized loss position since March 31, 2008. In addition, you state that your liquid assets provide you the ability to hold this security indefinitely. Given the fact your mutual fund portfolio was still significantly underwater at June 30, 2010, based on you disclosure on page 11, please address the following:

•

If your impairment analysis relies on an indefinite time horizon, as suggested by your response, tell us how the use of a near term period of recovery would impact your impairment analysis and its impact on your financial statements as of June 30, 2010. Refer to SAB Topic 5M, which states that the phrase other-than-temporary does not mean permanent. It would appear to us that as the forecasted market price recovery period lengthens the uncertainties inherent in management’s estimate increase, which would impact the reliability of that estimate.

•	Tell us and disclose in future filings what time frame you consider to be “near term” for purposes of evaluating other-than-temporary impairment.

•

Tell us how you considered your inability to direct the purchase or sale of the underlying securities that are held by the mutual fund itself in determining your ability to hold the fund until recovery.

We have further reviewed your comment in relation to the aforementioned mutual fund and other-than-temporary impairment. We appreciate your consideration of our initial response. In past and future impairment analysis, management would consider “near term” to typically refer to 12 months or less unless there are other indicators that point to recovery. Our December 31, 2009 impairment analysis coupled with past and anticipated market trends lead us to believe that the security would experience appreciation that would ultimately result in a fair value similar to cost. This was supported by the performance of the mutual fund during the first and second quarter of 2010. During the first 6 months of 2010, the mutual fund experienced appreciation of approximately 32% and at June 30, 2010 management felt that recovery was still possible in the near term and the presentation of the unrealized loss position associated with this specific security would not significantly impact the reader of the financial statements. Managements’ lack of control with regards to the purchase and sale of the underlying securities of the mutual fund was not considered a detriment in determining the organization’s ability to hold the investment to recovery. The narrow focus of the underlying securities (regional and community bank stocks) coupled with managements’ experience in the banking environment allowed management to monitor and comprehend the performance of the underlying investments that comprise the mutual fund. In conclusion, the appreciation of the mutual fund has slowed and fair value has stabilized. Management does not forecast an upward trend in the near term and therefore will recognize other than temporary impairment as of September 30, 2010.

2. We note your disclosures on page 12 for your impairment analysis of securities in an unrealized loss position. Please revise your future interim and annual filings to include all the disclosures required by ASC 320-10-50, specifically those related to securities in an unrealized loss position greater than 12 months as required by ASC 320-10-50-7.

In future filings, we intend to comply with the disclosure requirements of ASC 320-10-50 and the disclosures regarding securities in an unrealized loss position greater than 12 months. See the attached for a sample disclosure.

I trust that the foregoing is responsive to the comments of the staff. If you have any questions regarding the responses by Killbuck Bancshares, Inc. set forth in this letter, please do not hesitate to contact me at (330) 276-2771.

/s/ Luther E. Proper
Luther E. Proper President

Killbuck Bancshares, Inc.

Sample - Gross Unrealized Losses and Fair Value

Additional language to be added to current format as necessary

Date of Statement of Financial Position
	Less than 12 months			12 months or longer			Total
	Fair Value	Unrealized Losses	Number of Impaired Securities	Fair Value	Unrealized Losses	Number of Impaired Securities	Fair Value	Unrealized Losses

Debt Securities
U.S. government agency debentures
U.S. States and political subdivisions

Total temporarily impaired debt securities

Equity Securities
Mutual Funds

Total temporarily impaired equity securities

Total of all securities

At least quarterly the corporation conducts a comprehensive security level impairment assessment on all securities in an unrealized loss position to determine if OTTI exists. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Under the current OTTI accounting model for debt securities, which was amended by FASB and adopted by the Corporation in 2009, an OTTI loss must be recognized for a debt security in an unrealized loss position if the Corporation intends to sell the security or it is more likely than not that the corporation will be required to sell the security before recovery of its amortized cost basis. In this situation, the amount of loss recognized in income is equal to the difference between fair value and the amortized cost basis of the security. Even if the Corporation does not expect to sell the security, the Corporation must evaluate the expected cash flows to be received to determine if a credit loss has occurred. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized in income. The portion of the unrealized loss relating to other factors, such as liquidity conditions in the market or changes in market interest rates, is recorded in other comprehensive income. Equity securities are also evaluated to determine whether the unrealized loss is expected to be recoverable based on whether evidence exists to support a realizable value equal to or greater than the amortized cost basis. If it is probable that the Corporation will not recover the amortized cost basis, taking into consideration the estimated recovery period and its ability to hold the equity security until recovery, OTTI is recognized. The security level assessment is performed on each security, regardless of the classification of the security as available for sale or held to maturity. The assessments are based on the nature of the securities, the financial condition of the issuer, the extent and duration of the securities, the extent and duration of the loss and the intent and whether Management intends to sell or it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis, which may be maturity. For those securities for which the assessment shows the Corporation will recover the entire cost basis, Management does not intend to sell these securities and it is more likely than not that the Corporation will not be required to sell them before the anticipated recovery of the amortized cost basis, the gross unrealized losses are recognized in other comprehensive income, net of tax.